UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 2012

Commission File Number: 000-52699

YUKON-NEVADA GOLD CORP.
(Translation of registrant's name into English)

900 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ x ] Form 20-F    [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  [   ]     No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

FURNISHED HEREWITH

Exhibits

99.1	Press release dated August 9, 2012

99.2	Notice of Special Meeting and Record Date Dated August 10, 2012

99.3	Press release dated August 10, 2012

99.4	Management's Discussion and Analysis dated August 10, 2012

99.5	Financial Statements dated August 10, 2012

99.6	Form 52-109F2 Certification of Interim Filings – CEO dated August 10, 2012

99.7	Form 52-109F2 Certification of Interim Filings – CFO dated August 10, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

Date: August 10, 2012	/s/ Robert Baldock
Robert Baldock
President and CEO